UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Numbers: 001-15170; 001-35541; 001-34068

GSK plc GlaxoSmithKline Capital plc	GlaxoSmithKline Capital Inc.
(Name of registrant)	(Name of registrant)

79 New Oxford Street London WC1A 1DG United Kingdom	1100 North Market Street, Suite 4056 Wilmington, Delaware 19890 United States
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NOS. 333-278205, 333-278205-01 AND 333-278205-02) OF GSK PLC, GLAXOSMITHKLINE CAPITAL PLC AND GLAXOSMITHKLINE CAPITAL INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

GSK plc, GlaxoSmithKline Capital plc and GlaxoSmithKline Capital Inc. hereby incorporate by reference the following exhibits to this report on Form 6-K into their Registration Statement on Form F-3 (File Nos. 333-278205, 333-278205-01, 333-278205-02).

Exhibit No.	Description of Document

5.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP, special U.S. counsel to GSK plc, GlaxoSmithKline Capital plc and GlaxoSmithKline Capital Inc.

5.2	Opinion of Cleary Gottlieb Steen & Hamilton LLP, special English counsel to GSK plc, GlaxoSmithKline Capital plc and GlaxoSmithKline Capital Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

GSK PLC

By:	/s/ Julie Brown

Name:	Julie Brown
Title:	Chief Financial Officer and Executive Director

GLAXOSMITHKLINE CAPITAL PLC

By:	/s/ Julie Brown

Name:	Julie Brown
Title:	Director

GLAXOSMITHKLINE CAPITAL INC.

By:	/s/ Richard John Latchford

Name:	Richard John Latchford
Title:	Vice President

Date: March 13, 2025